UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Fortress Investment Group LLC
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

34958B106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 34958B106
1 NAME OF REPORTING PERSON MN1 LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 8,008,108(1)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 8,008,108(1)
8 SHARED DISPOSITIVE POWER 0
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,008,108(1)
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%(2)
12 TYPE OF REPORTING PERSON OO

(1) This number represents the number of Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person.  Each “Fortress Operating Group Unit” represents one limited partner interest in each of Fortress Operating Entity I LP, Fortress Operating Entity II LP, Fortress Operating Entity III LP and Principal Holdings I LP.  The Reporting Person has the right, exercisable from time to time, to exchange each Fortress Operating Group Unit for one Class A share of Fortress Investment Group LLC (the “Company”); provided, that one Class B share of the Company (which has no economic interest in the Company) is concurrently delivered to the Company for cancellation.

(2) Based on 94,597,646 Class A shares outstanding as of December 31, 2007, plus the number of Fortress Operating Group Units beneficially owned by the Reporting Person.

CUSIP No.: 34958B106
1 NAME OF REPORTING PERSON Michael E. Novogratz
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3 SEC USE ONLY
4 CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 58,567,156(1)
6 SHARED VOTING POWER 8,008,108(2)
7 SOLE DISPOSITIVE POWER 58,567,156(1)
8 SHARED DISPOSITIVE POWER 8,008,108(2)
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,575,264(3)
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.3%(4)
12 TYPE OF REPORTING PERSON IN

(1) This number represents 26,630,875 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person in his personal capacity, 29,233,578 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Michael Novogratz 2007 Annuity Trust, a New York trust, and 2,702,703 Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person solely in his capacity as trustee of The Novogratz Family 2007 Annuity Trust, a New York trust.

(2) This number represents the number of Fortress Operating Group Units beneficially owned by the Reporting Person solely in his capacity as the sole member of MN1 LLC.

(3) This number represents the number of Fortress Operating Group Units (and corresponding Class B shares) beneficially owned by the Reporting Person.  The Reporting Person has the right, exercisable from time to time, to exchange each Fortress Operating Group Unit for one Class A share of the Company; provided, that one Class B share of the Company (which has no economic interest in the Company) is concurrently delivered to the Company for cancellation.

(4) Based on 94,597,646 Class A shares outstanding as of December 31, 2007, plus the number of Fortress Operating Group Units beneficially owned by the Reporting Person.

Item 1.
	(a)	Name of Issuer:

The name of the issuer is Fortress Investment Group LLC (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Item 2.
	(a)	Name of Person Filing:

This statement is filed by:

(i) MN1 LLC

(ii) Michael E. Novogratz.

	(b)	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

	(c)	Citizenship:

MN1 LLC is a limited liability company organized under the laws of Delaware, and Michael E. Novogratz is a United States citizen.

	(d)	Title of Class of Securities:

Class A shares, par value $0.01 per share.

	(e)	CUSIP Number:

34958B106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based on 94,597,646 Class A shares outstanding as of December 31, 2007, plus the number of Fortress Operating Group Units beneficially owned by each Reporting Person.

A.	MN1 LLC
	(a)	Amount beneficially owned: 8,008,108
	(b)	Percent of class: 7.8%
	(c)	(i) Sole power to vote or direct the vote: 8,008,108
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 8,008,108
(iv) Shared power to dispose or direct the disposition: 0

B.	Michael E. Novogratz
	(a)	Amount beneficially owned: 66,575,264
	(b)	Percent of class: 41.3%
	(c)	(i) Sole power to vote or direct the vote: 58,567,158
(ii) Shared power to vote or direct the vote: 8,008,108
(iii) Sole power to dispose or direct the disposition: 58,567,158
(iv) Shared power to dispose or direct the disposition: 8,008,108

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

MN1 LLC

By:	/s/ Michael E. Novogratz
Name: Michael E. Novogratz Title: Sole member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

By:	/s/ Michael E. Novogratz
Name: Michael E. Novogratz

EXHIBIT INDEX

Exhibit No.	Exhibit
1	Joint Filing Agreement, dated February 12, 2008, by and between MN1 LLC and Michael E. Novogratz.

Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, dated as of February 12, 2008, is entered into by and between MN1 LLC and Michael E. Novogratz (collectively referred to herein as the “Parties” and each individually as a “Party”). Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that Schedule 13G is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13G shall be filed on behalf of each of the Parties without the necessity of executing or filing additional joint filing agreements.  The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

By:	/s/ Michael E. Novogratz
Name: Michael E. Novogratz

MN1 LLC

By:	/s/ Michael E. Novogratz
Name: Michael E. Novogratz Title: Sole member